September 21, 2012

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy Transfer Partners, L.P.
Registration Statement on Form S-3
Filed August 17, 2012
File No. 333-183388

Ladies and Gentlemen:

Set forth below are the responses of Energy Transfer Partners, L.P. (the “Partnership”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 12, 2012, with respect to Registration Statement on Form S-3, File No. 333-183388, filed with the Commission on August 17, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”). Within this letter, we refer to the prospectus contained in the Amendment relating to primary offerings of securities as the “Primary Offering Prospectus” and to the prospectus contained in the Amendment relating to secondary offerings of securities as the “Secondary Offering Prospectus.”

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment, unless otherwise specified.

Primary Offering Prospectus

Description of the Debt Securities, page 61

1.	We note your references in this section to guarantees of your debt securities by certain of your subsidiaries. However, it does not appear that your registration statement covers any such guarantees. If you intend for the registration statement to cover such guarantees, please revise the filing accordingly in a pre-effective amendment, by adding the subsidiary guarantors as co-registrants, including the guarantees as a separate class of securities being registered, including appropriate financial statement information, revising the opinion to cover the guarantees, and otherwise as applicable. Alternatively, please delete the references to subsidiary guarantees.

Securities and Exchange Commission

September 21, 2012

RESPONSE: We have revised the Primary Offering Prospectus accordingly to delete the references to subsidiary guarantees. Please see the Description of the Debt Securities beginning on page 61 of the Primary Offering Prospectus.

Secondary Offering Prospectus

Selling Unitholder, page 74

2.	Please disclose the percentage of common units to be owned by selling stockholders after completion of the offering if all of the common units are sold. Please see Item 507 of Regulation S-K.

RESPONSE: We have revised our disclosure accordingly. Please see page 74 of the Secondary Offering Prospectus.

3.	We note your disclosure in the penultimate paragraph, including the bullet points, on page 74, which suggests that you intend to rely on Rule 430B of the Securities Act and omit from the prospectus the identities of the selling unitholders, the information required by Item 507 of Regulation S-K and the amounts of securities to be registered on their behalf. We further note, however, that you have identified Energy Transfer Equity as the selling unitholder, provided the information required by Item 507 of Regulation S-K, and that Energy Transfer Equity owns all of the shares being registered for resale. Please advise. If you intend to rely on Rule 430B, please revise your disclosure accordingly and include all disclosure required by Rule 430B(b)(2) of the Securities Act. Otherwise, please revise your disclosure to remove the penultimate paragraph, including the bullet points, on page 74.

RESPONSE: We do not intend to rely on Rule 430B of the Securities Act to omit the identities of selling unitholders, the information required by Item 507 of Regulation S-K and the amounts of securities to be registered on their behalf. Accordingly, we have revised our disclosure to remove the paragraph referenced by the Staff in its comment. Please see page 74 of the Secondary Offering Prospectus.

Plan of Distribution, page 77

4.	We note your disclosure in the penultimate paragraph on page 77 that the selling unitholders “may be” deemed to be underwriters. Given that the selling unitholder is your parent company, please revise your disclosure to indicate that Energy Transfer Equity is and will be deemed to be an underwriter.

RESPONSE: We have revised our disclosure accordingly. Please see page 77 of the Secondary Offering Prospectus.

Securities and Exchange Commission

September 21, 2012

Exhibit 5.1 Opinion

5.	We note the opinion of your counsel that your securities, some of which will be offered and sold by selling security holders, “will. . . be” validly issued, fully paid and non-assessable. Considering that the securities held by the selling security holders are already outstanding and fully paid, please file a revised legality opinion stating that these securities “are” legally issued, fully paid and non-assessable. Please see Section II.B.2.h of Staff Legal Bulletin No. 19.

RESPONSE: We have revised the language of the legal opinion accordingly. Please see Exhibit 5.1 to the Amendment.

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Securities and Exchange Commission

September 21, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President, General Counsel and Secretary

Enclosures

cc:	David Oelman
Vinson & Elkins L.L.P.